UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated April 4, 2024

Item 1

RELEVANT INFORMATION

Bogotá, April 4, 2024. Grupo Aval Acciones y Valores S.A. hereby informs that the Board of Directors has formed the following Support Committees:

Audit Committee
Primary	Alternate
Esther América Paz Montoya	Jorge Silva Luján
Fabio Castellanos Ordóñez	Andrés Escobar Arango
Luís Fernando López Roca	José Mauricio Salgar Hurtado

Corporate Matters Committee
Esther América Paz Montoya
Fabio Castellanos Ordóñez
Álvaro Velásquez Cock

Risk Committee
Fabio Castellanos Ordóñez
Jorge Silva Luján
Andrés Escobar Arango

Additionally, the Board of Directors elected Mr. Mauricio Cárdenas Müller as Vice Chairman of said governing body.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel